Dechert LLP

1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

HARRY S. PANGAS

harry.pangas@dechert.com
+1 202 261 3466 Direct

September 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549-8626

Re: Form 40-33 – Civil Action Document Filed with Regard to TriplePoint Venture Growth BDC Corp., et al. (File No. 814-01044)

Ladies and Gentlemen:

On behalf of TriplePoint Venture Growth BDC Corp. (the "Company") and certain of its directors and officers (collectively with the Company, the "TriplePoint Persons"), and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of a Stipulation and Order to Dismiss Plaintiffs' Verified Shareholder Derivative Complaint Without Prejudice (the "Order to Dismiss"), as filed and entered by the Court on September 17, 2024 in the United States District Court for the Northern District of California. The Order to Dismiss, among other things, dismisses the consolidated derivative complaint filed against the TriplePoint Persons (Lead Case No. 4:23-cv-06557-DMR (N.D. Cal.)) in its entirety, without prejudice.

If you have any questions regarding this submission, please do not hesitate to contact me at (202) 261-3466.

Best Regards,

/s/ Harry S. Pangas
Harry S. Pangas

cc: James P. Labe, TriplePoint Venture Growth BDC Corp.
Sajal K. Srivastava, TriplePoint Venture Growth BDC Corp.
Clay Douglas, Esq., Dechert LLP

BORIS FELDMAN, State Bar No. 128838
boris.feldman@freshfields.com
DORU GAVRIL, State Bar No. 282309
doru.gavril@freshfields.com
CARL HUDSON, State Bar No. 317201
carl.hudson@freshfields.com
J. MIA TSUI, State Bar No. 344251
mia.tsui@freshfields.com
FRESHFIELDS BRUCKHAUS DERINGER US LLP
855 Main Street
Redwood City, CA 94063
Telephone: (650) 618-9250

Attorneys for Defendants TriplePoint Venture Growth BDC Corp., James P. Labe, Christopher M. Mathieu, Sajal K. Srivastava, Gilbert E. Ahye, Steven P. Bird, Stephen A. Cassani, Cynthia M. Fornelli, Katherine Park, and Kimberley Vogel

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

OAKLAND DIVISION

IN RE TRIPLEPOINT VENTURE GROWTH BDC CORP DERIVATIVE LITIGATION This Document Relates to: ALL ACTIONS	Case No.: 4:23-cv-06557-DMR **STIPULATION AND ~~[PROPOSED]~~ ORDER TO DISMISS PLAINTIFFS' VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT WITHOUT PREJUDICE**

Pursuant to Rules 23.1(c) and 41(a)(2) of the Federal Rules of Civil Procedure, Nominal Defendant TriplePoint Venture Growth BDC Corp. ("TriplePoint"), and Defendants James P. Labe, Christopher M. Mathieu, Sajal K. Srivastava, Gilbert E. Ahye, Steven P. Bird, Stephen A. Cassani, Cynthia M. Fornelli, Katherine Park, and Kimberley Vogel (collectively with Nominal Defendant, "Defendants"), and Plaintiffs Larry Vorpahl and John McGuire ("Plaintiffs") (collectively, the "Parties"), by and through their respective counsel, submit this Stipulation to Dismiss Plaintiffs' Verified Shareholder Derivative Complaint Without Prejudice, and respectfully request that the Court enter the accompanying Proposed Order approving the dismissal without prejudice as follows:

1. As the Court is aware, this shareholder derivative suit was filed following a similar shareholder securities class action lawsuit. *See Petersen v. TriplePoint Venture Growth BDC Corp. et al*, C.A. No. 3:2023-cv-02980 (N.D. Cal.) (the "Securities Class Action"). On August 7, 2024, Judge Trina L. Thompson entered an order dismissing that case with prejudice. *See* Securities Class Action, ECF No. 62.

2. In light of the dismissal in the Securities Class Action, the Parties agree that any and all claims asserted against Defendants in this Action shall be voluntarily dismissed by Plaintiffs without prejudice.

3. The Parties agree and submit that notice to TriplePoint's stockholders of this dismissal under Rule 23.1(c) of the Federal Rules of Civil Procedure is unnecessary, because the dismissal is without prejudice, because Plaintiffs have not reached a settlement with Defendants in this Action, and because no payment has been made to any party or their counsel in connection with this dismissal.

4. The Parties agree that each party is to bear its own attorneys' costs and fees.

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, by the Parties, through their undersigned counsel of record and subject to court approval, as follows:

1. This Action is dismissed in its entirety without prejudice, pursuant to Federal Rules of Civil Procedure 23.1(c) and 41(a)(2).

2. Each party shall bear its own fees and costs incurred in this Action.

Dated: September 17, 2024

FRESHFIELDS BRUCKHAUS DERINGER US LLP

By: /s/ *Boris Feldman*
Boris Feldman

Attorneys for Defendants TriplePoint Venture Growth BDC Corp., James P. Labe, Christopher M. Mathieu, Sajal K. Srivastava, Gilbert E. Ahye, Steven P. Bird, Stephen A. Cassani, Cynthia M. Fornelli, Katherine Park, and Kimberley Vogel

Dated: September 17, 2024

THE BROWN LAW FIRM, P.C.

By: /s/ *Robert C. Moest*
Robert C. Moest

Robert C. Moest, State Bar No. 62166
2530 Wilshire Boulevard, Second Floor
Santa Monica, CA 90403
Telephone: (310) 915-6628
RMoest@aol.com

THE BROWN LAW FIRM, P.C.
Timothy Brown
767 Third Avenue, Suite 2501
New York, NY 10017
Telephone: (516) 922-5427
tbrown@thebrownlawfirm.net

Attorneys for Plaintiffs

BRONSTEIN, GEWIRTZ & GROSSMAN, LLC
Peretz Bronstein
Eitan Kimelman
60 East 42nd Street, Suite 4600
New York, NY 10165
Telephone: (212) 697-6484
Facsimile: (212) 697-7296
Email: peretz@bgandg.com
eitank@bgandg.com

Additional Counsel for Plaintiffs

CERTIFICATION

I, Boris Feldman, am the ECF user whose ID and password are being used to file this STIPULATION AND [PROPOSED] ORDER TO DISMISS PLAINTIFFS' VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT WITHOUT PREJUDICE. In compliance with Civil Local Rule 5-1(i)(3), I hereby attest that all signatories concurred in this filing.

Dated: September 17, 2024

FRESHFIELDS BRUCKHAUS DERINGER US LLP

By: /s/ *Boris Feldman*
Boris Feldman

~~[PROPOSED]~~ ORDER

Pursuant to the Stipulation, IT IS SO ORDERED.

Dated: September 17, 2024

By: ______________________

Donna M. Ryu
Chief Magistrate Judge